[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 19, 2019

James E. O'Connor

Division of Investment Management
Securities and Exchange Commission
Washington, D.C., 20549

Re:  BlackRock Capital Investment Corporation (the “Company”)
        Preliminary Proxy Statement filed on March 6, 2019
        (the “Proxy Statement”)

Dear Mr. O'Connor:

We are in receipt of oral comments provided by you on March 13, 2019 regarding the Proxy Statement.

The Company has considered the comments and has authorized us to make on its behalf the responses discussed below. For ease of reference, we have included your comments below followed by our responses.

1.

In the disclosure on page 2 of the Proxy Statement under the heading “What Proposal Will Be Voted On?”, please disclose, prominently, the maximum discount below NAV at which the Company may offer its shares or that there is no limit on the discount as which the Company may offer shares.

The Company has included the following disclosure in response to your comment (added language is underlined):

Stockholders are being asked to authorize flexibility for the Company, with approval of the Board of the Company, to sell or otherwise issue shares of its common stock (during the next 12 months) at a price below the Company’s then current net asset value per share in one or more offerings, subject to certain limitations set forth herein (including that the cumulative number of shares sold pursuant to such authority does not exceed 25% of the Company’s then outstanding common stock immediately prior to each such sale). However, pursuant to this authority, there is no limit on the discount below NAV at which the Company may sell its common stock during the period this authorization is in effect. No further authorization from stockholders will be solicited even if the dilution resulting from any such offering or offerings is significant.

James E. O'Connor

March 19, 2019

2.

The disclosure on page 5 of the Proxy Statement under the heading “How Are Votes Counted?” appears to seek discretionary authority for the Chairman of the Special Meeting to adjourn the meeting for the purpose of soliciting additional proxies. Please note that the Staff does not view such adjournment as a matter that is covered by the discretionary authority given to the proxy holder pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

The Company respectfully declines to make the requested deletion and notes that such authority is separate and distinct from the discretionary authority provided pursuant to the proxy.  The Company respectfully disagrees with the Staff's analysis. Rule 14a-4(a)(3) requires the proxy statement to identify “each separate matter intended to be acted upon.” The Company submits that an adjournment of a stockholder meeting is not a “separate matter intended to be acted upon” at the meeting.

In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Securities and Exchange Commission (the “Commission”) withdrew proposed Rule 20a-4, which would have prohibited any adjournment  of a meeting of stockholders of a registered investment company that related to a proposal requiring stockholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule, the Commission stated: “Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.” The Commission has thus expressly acknowledged investment company management may decide whether to adjourn a stockholder meeting for the purpose of soliciting stockholders to obtain additional proxies, subject to management's fiduciary duty to stockholders. The Company represents that it will evaluate any proposed adjournments consistent with the Commission's guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a

James E. O'Connor

March 19, 2019

substantive proposal for which proxies must be independently solicited. Rather, matters relating to the adjournment of a stockholder meeting are governed by state law.

The Commission's view expressed above also recognizes that matters relating to the adjournment of a stockholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission's Disclosure Operations: Proxy Rules Reference Book (1980): “[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.” Because the Company is a Delaware corporation, corporate governance matters are governed by the Delaware General Corporation Law (“DGCL”). Consistent with the DGCL, Section 1.9 of the Company's Amended and Restated By-Laws provides that  “The chairman of the meeting may adjourn any meeting of the shareholders from time to time to reconvene at the same or some other place.” Accordingly, the Chairman of the Special Meeting is authorized to adjourn such meeting.

3.

In the disclosure on page 7 of the Proxy Statement under the heading “Reasons to Offer Common Stock at a Price Below NAV”, please disclose explicitly that the issuance of additional stock would enable the Company to increase its leverage.

The Company has included the following disclosure in response to your comment:

The issuance of additional stock would enable the Company to increase the dollar amount of its leverage.

4.	On page 8 of the Proxy Statement, please add “and subtracting 1” at the end of footnote 2 to the table of high and low closing sales prices.

The requested change has been made.

5.	On page 8 of the Proxy Statement, please add a right-hand column presenting “declared dividends” to the table of high and low closing sales prices.

The Company has reviewed proxy disclosure for other BDCs over the prior five years with respect to a below NAV proposal, including Ares Capital Corporation, Apollo Investment Corporation, Monroe Capital Corporation and Triangle Capital Corporation and notes that no such disclosure was required by the Staff for other BDCs.  The Company further notes that this disclosure is not required pursuant to the proxy rules, and the Company does not believe that including quarterly dividends is material to stockholders in determining whether to approve the Company's ability to issue stock believe NAV. Accordingly, the Company respectfully has not included the requested disclosure.

James E. O'Connor

March 19, 2019

6.

In the disclosure on page 9 of the Proxy Statement under the heading “Conditions to Sales Below NAV”, we note that in addition to satisfaction of Sections 23(b) and 63(2), and Sections 18(d), 61(a)(3), and 63(3) with respect to warrants, options, and rights, where a BDC may offer its shares below net asset value, it is the Staff's position that BDCs may make multiple take-downs off a single shelf registration statement provided that the Company’s registration statement includes an undertaking to file a post-effective amendment that must be declared effective by the Staff where (1) the cumulative dilution to net asset value per share from offerings under the registration statement, as amended by post-effective amendment, exceeds 15% or (2) the BDC receives an auditor’s going-concern opinion or a material adverse change occurs making the financial statements materially misleading. Please provide disclosure that the Fund will comply with the Saff's position regarding such an undertaking.

The Company has included the following disclosure in response to your comment:

The Company will also follow any SEC guidance with respect to the issuance of stock below NAV.

7.

On page 10 of the Proxy Statement, in the table illustrating the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical common stock offerings, we note that the table must disclose the maximum percentage discount below which the Company will not sell shares or that there is no limit on the discount at which the Company may sell shares.  Accordingly, please create a fourth column in the table that shows the dilutive effective on a nonparticipating shareholder of a 25% issuance at the maximum discount at which the Company may sell shares or if there is no limit on the discount, show the effect of a 25% offering at a 100% discount.

The requested disclosure has been added.

8.

On page 10 of the Proxy Statement, in the table illustrating the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical common stock offerings, we suggest that it would be helpful to provide investors with two additional tables formatted like the existing table for stockholders who do not participate in the offering: (1) Existing stockholders who purchase a relatively small amount of shares in the offering and a relatively large amount of shares in the offering and (2) New investors who become stockholders by purchasing shares in the offering.

The Company respectfully declines to include the requested two additional tables described in your comment. However, the Company has included additional narrative disclosure with respect to the impact to existing stockholders who do and do not choose to participate in the offering that has been used by other BDCs, which the Company believes is more informative for investors in determining whether to approve the Company's ability to issue stock believe NAV.

James E. O'Connor

March 19, 2019

9.

On page 10 of the Proxy Statement, in the table illustrating the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical common stock offerings, following each example, please provide a statement substantially similar to the following: “The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined net asset value per share. It is not possible to predict the level of market price decline that may occur.”

The requested disclosure has been added.

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If you have additional questions, please call Michael Hoffman at 212-735-3406 or Steven Grigoriou at 416-777-4727.

Very truly yours,

/s/ Steven Grigoriou

Steven Grigoriou